082-03470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

4th June, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001


10015851

SUPPL

Dear Sirs,

Global Leadership Award for Mr. Y. C. Deveshwar, Chairman of the Company

We are pleased to advise that the U.S.-India Business Council of the US Chamber of Commerce presented its Award for Global Leadership to Mr. Y. C. Deveshwar, Chairman of the Company, citing his exemplary commitment to empowering India's rural agricultural community as well as the measures he has led to conserve natural resources and protect the environment.

A copy of the Press Release dated 4th June, 2010, issued by the Company on the subject is enclosed.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

June 4, 2010

USIBC honours Y C Deveshwar with its Global Leadership Award

The U.S.-India Business Council (USIBC) of the US Chamber of Commerce presented its Award for Global Leadership to Mr Y C Deveshwar, citing his exemplary commitment to empowering India's rural agricultural community as well as the measures he has led to conserve natural resources and protect the environment. Over 400 senior business and government leaders from the United States and India assembled on the eve of the U.S.-India strategic dialogue to attend USIBC's 35th Anniversary Summit, "A Pivotal Period in U.S.-India Relations: Tackling Education, Infrastructure & Inclusive Growth", and lauded Mr. Deveshwar for the responsible corporate conduct that he has demonstrated during his stewardship of one of India's largest conglomerates. The Summit was attended amongst others by Mr S M Krishna, Union Minister for External Affairs, Mr Kapil Sibal, Union Minister for Human Resource Development, Ms Meera Shankar, Indian Ambassador to the United States and Ms Indra K Nooyi, Chairman and CEO, Pepsico.

The Award was presented to Mr Deveshwar by Mr Terry McGraw, Chairman of the US-India Business Council and Mr Jothi Purushotaman, United Technologies Corporation. USIBC feted Mr Deveshwar for his exemplary leadership in demonstrating that business can make a huge difference to society with innovative corporate strategies. The sustainability initiatives of ITC, which he has spearheaded, include farmer empowerment through ITC's e-Choupal, large scale afforestation, watershed development, women empowerment, education of rural children and provision of extensive animal husbandry services. Mr Deveshwar has also led the company to be the only one of its size in the world to be carbon positive, water positive and waste recycling positive. Its businesses create livelihoods for over 5 million people, many of whom belong to the poorest of the poor in India. ITC has registered a compound rate of growth in Total Shareholder Returns of over 24 % in last 15 years

...2/-

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

The award will establish a new learning library in New Delhi in Y C Deveshwar's name through the international literacy organization, Room to Read, as well as provide in ITC's name three-years of associated teacher training, books, and learning materials.

The Global Leadership Award, presented to Y C Deveshwar on the occasion USIBC's 35th Anniversary, marks the commitment of the U.S.-India Business Council and its member-companies to protecting the environment, responsible corporate citizenship, and empowering people through literacy, technology, and information -- all hallmarks of ITC. The learning library will be established by the end of 2010 in honor of Y C Deveshwar's contribution to these fields.

The U.S.-India Business Council, formed in 1975 at the request of the Government of India and the U.S. Government to advance commercial ties between the world's two largest free-market democracies, is hosted under the aegis of the U.S. Chamber of Commerce. The U.S. Chamber of Commerce is the world's largest business federation representing more than 3 million businesses and organizations of every size, sector, and region. The U.S.-India Business Council celebrated its 35th Anniversary on June 2, 2010 in Washington, D.C.



Nazeeb Arif
Vice President
Corporate Communications